Pang Zhang-Whitaker
Partner	28 Liberty Street
zhang@clm.com	New York, NY 10005
D / 212-238-8844

February 6, 2023

Ms. Kate Beukenkamp
Securities and Exchange Commission
Division of Corporation Finance

Office of Trade & Services

Re:	BIMI International Medical Inc.
Form 10-K for the Fiscal Year Ended December 31, 2021
Amendment No. 1 to Form 10-K Filed August 31, 2022
Form 10-Q for the Quarterly Period Ended September 30, 2022
File No. 001-34890

Dear Ms. Beukenkamp,

Pursuant to our telephone conversation today, we are confirming with this correspondence, as you requested, our understanding that you granted an extension to file BIMI International Medical Inc.’s response to the SEC comment letter dated January 24, 2023, through February 23, 2023.

If you need any additional information, please do not hesitate to contact me.

Best regards,

/s/ Pang Zhang-Whitaker
Name: Pang Zhang-Whitaker

Carter Ledyard & Milburn LLP / clm.com